

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 10, 2008

Mr. Dale A. Schnittjer
Teledyne Technologies Incorporated
1049 Camino Dos Rios
Thousand Oaks, CA 91360-2362

>   **RE: Teledyne Technologies Incorporated**
>   **Form 10-K for the fiscal year ended December 30, 2007**
>   **Filed February 28, 2008**
>   **File #1-15295**

Dear Mr. Schnittjer:

     We have reviewed your response letter dated June 16, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 30, 2007
Note 3. Business Acquisitions, Goodwill and Intangible Assets, page 79

1. We note your response to our prior comment six. With a view towards future disclosure, please tell us what consideration you gave to including the minority interest shares of Ocean Design Inc. yet to be acquired on your balance sheet and adjusting the shares to their appropriate redemption value at each reporting date. It remains unclear to us how you are recognizing your future cash obligation to redeem these shares. Reference ASR 268 and EITF Topic D-98.

*   *   *   *

     As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief